SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

HITACHI, LTD.

(Translation of Registrant's Name Into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___×___ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No___×___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HITACHI, LTD.
(Registrant)

Date August 21, 2002 By [signature]

Kazuo Kumagai
Executive Vice President and Director

FOR IMMEDIATE RELEASE

Contact:

Japan
Hirotaka Ohno
Hitachi, Ltd.
+81-3-3258-2057
hirotaka_ohno@hdq.hitachi.co.jp

Tokuoki Nishikawa / Yoshio Wakana
Hitachi Telecom Technologies, Ltd.
+81-24-944-1221(Main switchboard)
nisikawa@nm.hitachi-telecom.co.jp
wakana@nm.hitachi-telecom.co.jp

Corporate Name and Management Announced for New Telecommunications Company

Tokyo, Japan, July 24 – Hitachi, Ltd. (TSE:6501, NYSE:HIT, Hitachi) and Hitachi Telecom Technologies, Ltd. (President: Yukio Kawamoto; hereinafter "Hitachi Telecom") today announced the corporate name and management for a new company, which was the subject of a prior announcement made on April 24, 2002, "Hitachi Reorganizing Operations to Strengthen Hitachi Group's Telecommunication Equipment Business."

Accelerated convergence of computers and communications and progress with broadband technology are combining to bring a "ubiquitous information society" ever closer to becoming a reality. As this happens, the volume of data sent around networks is expected to grow phenomenally, creating increasing demand for communications

- more -

network solutions services, particularly related to IP (Internet Protocol) networks. Meanwhile, the telecommunications equipment market is witnessing escalating competition as national borders give way to market forces. At the same time, technological innovation is propelling us toward IP-based, open networks. Hitachi is conscious of the need to bolster its competitiveness on the world stage in light of these trends. This is being accomplished through greater selection and concentration of resources to create speedier, more efficient businesses.

The new company will be formed by separating Hitachi's Telecommunication Systems Division along with other Hitachi departments that handle marketing and support services for telecommunications equipment operations, and integrating these units with Hitachi Telecom. The separation and integration takes advantage of Japan's new corporate split-off system.

The new company will be a core entity, providing products that support the Hitachi Group in offering communications network solutions, a central focus of its systems solutions business. The new company will integrate everything from development and manufacturing to sales and maintenance of telephone switching equipment for the public and private sectors, optical transmission equipment, base stations for mobile communications systems, IP-related equipment and network equipment. This will significantly strengthen the Hitachi Group's communications network solutions business.

Details of the new company are as follows.

Profile of the New Company

1. Company name	Hitachi Communication Technologies, Ltd.
2. Capital	¥3.0 billion
3. Main business lines	Manufacturing and sales of communications-related equipment
4. President	Yukio Kawamoto (Presently President, Hitachi Telecom)

5. Start of operations	October 1, 2002
6. Address	(Head office) D Building, Omori Bellport, 6-26, Minami-ohi, Shinagawa-ku, Tokyo (Manufacturing bases) 216, Totsuka-cho, Totsuka-ku, Yokohama, Kanagawa 94, Aza Funabamukai, Kooriyamashi, Fukushima
7. No. of employees	Approx. 1,540
8. Net sales	Approx. ¥60 billion (projected figure for the fiscal year ending March 31, 2003)
9. Management	
President and Director	Yukio Kawamoto (President, Hitachi Telecom)
Senior Managing Director	Eiji Aoki (Head, Managing Officer President, Telecommunication Systems Division, Hitachi)
Managing Directors	Kenzo Tamaki (Managing Director, Hitachi Telecom) Tetsuaki Egawa (Managing Director, Hitachi Telecom)
Directors (Part time)	Kunihiro Kamiya (Managing Officer, Chief Operating Officer, Information Business Group, Hitachi) Kazuo Furukawa (Administrative Officer, Chief Operating Officer, Information & Telecommunication Systems, Hitachi)
Executive Officers	Hiroatsu Suzuki (Presently Director, Hitachi Telecom) Hiroshi Yamazaki (Director, Hitachi Telecom) Tokuoki Nishikawa (Director, Hitachi Telecom) Yoshihiro Miyano (Vice President, Telecommunication Systems Division, Information & Telecommunication Systems Group, Hitachi)

- more -

	Tsutomu Hayashi (Senior Vice President, Telecommunications Network Sales Division, Industrial & Infrastructure Information Systems Sales Management Division, Hitachi) Ken Masuda (Executive Vice President, Telecommunication Systems Division, Information & Telecommunication Systems Group, Hitachi)
Corporate Auditor	Masanori Ariyoshi (Corporate Auditor, Hitachi Telecom)
Auditors (part time)	Hiroshi Yamauchi (Senior Manager, Group Management Office, Hitachi) Kazuo Yoshioka (General Manager, Finance Department, Information Business Group, Hitachi)

About Hitachi

Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 320,000 employees worldwide. Fiscal 2001 (ended March 31, 2002) consolidated sales totaled 7,994 billion yen ($60.1 billion).The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://global.hitachi.com.

About Hitachi Telecom

Hitachi Telecom Technologies, Ltd., in Fukushima, Japan is a wholly owned subsidiary of Hitachi, Ltd. The company manufactures and markets to corporate customers products such as PBX-and IP related products. For more information on Hitachi Telecom Technologies, please visit its Web site at http://www.hitachi-telecom.co.jp/

Reference: Abridged Biography

Name: Yukio Kawamoto

Date and place of birth: Aug. 1936, Osaka

Abridged biography:

Mar. 1959	Kyoto University, Electrical Engineering
Apl. 1959	Joined Hitachi, Ltd.
Sep. 1966	Completed masters degree at University of California
Aug. 1981	Appointed Deputy General Manager, Central Research Laboratory, Hitachi
Jun. 1985	Appointed General Manager, Hitachi Research Laboratory
Jun. 1989	Appointed Head, New Media Development
Feb. 1990	Appointed General Manager, Information & Image System Division
Jun. 1991	Appointed Director
Jun. 1993	Appointed Managing Director
Jun. 1995	Appointed President, Hitachi Information Network, Ltd.
Jun. 1999	Appointed President, Hitachi Telecom Technologies, Ltd.

- ## -

HITACHI
Inspire the Next

NEWS RELEASE

FOR IMMEDIATE RELEASE

Contacts:

Japan: Takafumi Ichinose
Hitachi, Ltd.
+81-3-3258-2056
takafumi_ichinose@hdq.hitachi.co.jp

U.S.: Matt Takahashi
Hitachi America, Ltd.
+1-650-244-7902
masahiro.takahashi@hal.hitachi.com

Singapore: Yuuji Hoshino
Hitachi Asia Ltd.
+65-6231-2522
yhoshino@has.hitachi.com.sg

U.K.: Kantaro Tanii
Hitachi Europe Ltd.
+44-(0)1628-585379
kantaro.tanii@hitachi-eu.com

Hitachi Announces Consolidated Financial Results for the First Quarter Ended June 30, 2002

Tokyo, July 30, 2002 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the first quarter ended June 30, 2002.

During the period under review, although economies in the U.S. and Asia showed signs of recovery, the uncertainty in the global economic environment increased as the U.S. stock market softened. The Japanese economy saw an upturn in exports, most notably to the U.S. However, sluggishness in private-sector investment persisted and consumer spending remained lackluster.

Against this backdrop, consolidated net sales for the quarter was 1,865.2 billion yen (US$15,544 million), 4% lower than the same period of the previous year. But Hitachi managed to post operating income of 13.6 billion yen (US$114 million), reversing an operating loss of 10.9 billion yen (US$91 million) in the previous year's first quarter, as the Corporate Innovation Initiative, including Procurement Renewal Project, produced results and structural reforms implemented in the previous fiscal year yielded lower fixed costs.

By segment, in Information & Telecommunication Systems, sales of telecommunication network equipment declined year on year, while sales of hard disk drives increased. In the solutions business, sales growth was seen in the public sector in Japan, particularly for e-government-related projects, but sales from the financial sector declined. Meanwhile, storage solutions continued to post steady sales. As a result, segment sales increased 6% year on year, to 404.3 billion yen (US$3,370 million). The segment recorded an operating loss of 5.8 billion yen (US$49 million), which was a 6.5 billion yen (US$55 million) improvement from the previous year. The operating loss reflects the seasonal factor that, in the first half of the fiscal year, system integration sales tend to be concentrated in the second quarter.

- more -

In Electronic Devices, rising demand drove sales of large-size TFT LCDs higher. Small-size TFT LCD sales also increased for use in mobile phones. Semiconductor sales were down overall due to a sharp fall in sales for memories, which outweighed firm sales of multi-purpose semiconductors and system LSIs, mainly microcomputers. Semiconductor manufacturing equipment also saw a decline in sales. Consequently, segment sales amounted to 375.2 billion yen (US$3,127 million), 9% less than the first quarter of the preceding year. The segment recorded operating income of 2.3 billion yen (US$20 million), a reversal from an operating loss of 18.7 billion yen (US$157 million) in the previous year's first quarter. This turnaround reflected structural reforms including the termination of unprofitable products such as CRTs for PC monitors and the closing of certain semiconductor production lines as well as a recovery in LCD prices.

In Power & Industrial Systems, sales declined for maintenance services for nuclear power generation plants of Japanese electric power companies and there were fewer major orders for thermal power generation plants. Combined with lower sales of air-conditioning equipment, industrial equipment, chemical plants and other products, due to the fall-off in private-sector plant and equipment investment, the segment posted a sales decline of 11% year on year, to 482.9 billion yen (US$4,025 million). Segment operating income dropped 61%, to 7.4 billion yen (US$62 million).

In Digital Media & Consumer Products, although sales of mobile phones decreased, sales of optical storage products and plasma TVs increased year on year. In home appliances, although sales of washing machines were solid, overall sales were sluggish due to slow domestic demand and falling prices. Hitachi Maxell, Ltd. saw audiotape and videotape sales fall, but sales of computer tapes, optical media and rechargeable batteries increased. Overall, segment sales rose 4% year on year, to 303.6 billion yen (US$2,530 million). This segment also reaped the benefits of structural reforms, posting operating income of 6.5 billion yen (US$55 million), compared with an operating loss of 0.6 billion yen (US$5.6 million) in the same period of the previous year.

In High Functional Materials & Components, Hitachi Chemical Co., Ltd. posted lower sales for housing equipment and environmental facilities, although sales increased for electronics-related materials such as those for semiconductors and LCDs. As a whole, segment sales decreased 6% year on year, to 300.4 billion yen (US$2,503 million) as difficult market conditions persisted in such areas as telecommunications-related products. Operating income, however, climbed 57%, to 4.5 billion yen (US$38 million) as this segment also benefited from the results of structural reforms.

In Logistics, Services & Others, overseas general trading companies achieved higher sales of hard disk drives and LCDs. However, the sale of Tokyo Monorail Co., Ltd., formerly a subsidiary of Hitachi Transport System, Ltd., in the latter half of the previous fiscal year negatively affected segment sales, leading to a 2% decline at 340.2 billion yen (US$2,836 million). Operating income dropped 53%, to 1.7 billion yen (US$14 million).

In Financial Services, segment sales increased 2% year on year, to 143.7 billion yen (US$1,198 million). This increase was partly attributable to the boost given by Hitachi Capital Corporation's acquisition of Sekisui Leasing Co., Ltd. in the second half of the previous fiscal year. Operating income rose 23%, to 10.0 billion yen (US$84 million).

Other income came to 25.4 billion yen (US$212 million), an increase of 14.5 billion yen (US$121 million) compared to the first quarter of the preceding year, mainly reflecting a 16.2 billion yen (US$136 million) net gain on securities. Meanwhile, other deductions were 38.1 billion yen (US$318 million), a year-on-year increase of 12.4 billion yen (US$104 million). This increase was primarily due to 22.8 billion yen (US$190 million) in exchange losses, which negated the lower interest expenses resulting from reductions in debt.

Income before income taxes was 1.0 billion yen (US$8 million), and after the recognition of 6.3 billion yen (US$53 million) in income taxes, the loss before minority interests amounted to 5.3 billion yen (US$44 million). Hitachi posted a net loss of 8.0 billion yen (US$67 million), net of minority interests, an improvement of 25.9 billion yen (US$216 million) from the same period of the previous year.

Financial Position

Operating activities used net cash of 18.2 billion yen (US$152 million), compared with net cash provided of 14.4 billion yen (US$120 million) in the same period of the previous year, principally due to the payment of special termination benefits under early retirement plans. Efforts were, however, made to use working capital more efficiently, such as by promoting Project C, which reduced the time it takes to turn over inventory and accounts receivable from 201 days at the end of June 2001, to 176 days at June 30, 2002.

Investing activities used net cash of 171.7 billion yen (US$1,432 million), 49.8 billion yen (US$416 million) more year on year, reflecting an increase in short-term investments due to the transfer of some cash and cash equivalents. Cash used for the purchase of property, plant and equipment decreased as Hitachi made selective capital investments.

Free cash flows, the sum of cash flows from operating and investing activities, was an outflow of 189.9 billion yen (US$1,583 million), 82.5 billion yen (US$688 million) higher year on year.

Financing activities used net cash of 19.3 billion yen (US$161 million), compared with net cash provided of 175.9 billion yen (US$1,466 million) in the same period of the previous year, reflecting the repayment of short-term borrowings by implementing a new committed credit facility.

Cash and cash equivalents as of June 30, 2002 amounted to 799.8 billion yen (US$6,665 million), a reduction of 229.5 billion yen (US$1,913 million) during the first quarter.

Debt on June 30, 2002 stood at 2,952.7 billion yen (US$24,606 million), 45.4 billion yen (US$379 million) less than at March 31, 2002.

Capital investment on a completion basis declined 27%, to 175.7 billion yen (US$1,464 million), and depreciation declined 12% to 116.2 billion yen (US$969 million).

All figures were converted at the rate of 120 yen = U.S. $1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 28, 2002.

- more -

Outlook for the first half of fiscal 2002

Hitachi's first-quarter results were better than initially expected thanks to strong performances by information-related equipment and electronic devices. However, since the start of the second quarter, uncertainty in the IT market has increased, especially for PCs and mobile phones. Together with the sharp appreciation of the yen, the Company's operating environment has become increasingly difficult. Consequently, Hitachi has decided at this point not to revise its projections for the interim period, ending September 30, 2002, as announced in April this year and detailed below.

The interim projections assume an exchange rate of 120 yen to the U.S. dollar, whereas a rate of 130 yen to the U.S. dollar was assumed in April.

Net Sales	3,850 billion yen (US$32,083 million) (year-on-year decrease of 2%)
Operating income	70 billion yen (US$583 million)
Income before income taxes	53 billion yen (US$442 million)
Income before minority interests	17 billion yen (US$142 million)
Net income	5 billion yen (US$42 million)

< Cautionary Statement >

This document contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese or other East Asian economies, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.

Hitachi, Ltd. and Subsidiaries

Consolidated Financial Statements for the First Quarter Ended June 30, 2002

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 120 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of June 28, 2002.

Summary

In millions of yen and U.S. dollars, except Net income per share (6) and Net income per American Depositary Share (7).

	Three months ended June 30			
	Yen (millions)		(A)/(B) X100	U.S. Dollars (millions)
	2002 (A)	2001 (B)	(%)	2002
1. Net sales	1,865,238	1,934,416	96	15,544
2. Operating income (loss)	13,692	(10,904)	-	114
3. Income (loss) before income taxes and minority interests	1,003	(25,672)	-	8
4. Income (loss) before minority interests	(5,311)	(38,601)	-	(44)
5. Net income (loss)	(8,011)	(33,960)	-	(67)
6. Net income (loss) per share				
Basic	(2.40)	(10.17)	-	(0.02)
Diluted	-	-	-	-
7. Net income (loss) per ADS (representing 10 shares)				
Basic	(24)	(102)	-	(0.20)
Diluted	-	-	-	-

Notes: 1. The figures are for 1,075 consolidated subsidiaries and 109 equity-method affiliates.
2. Consolidated quarterly figures are unaudited.

Consolidated Statements of Income (Unaudited)

	Three months ended June 30			
	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	2002 (A)	2001 (B)		2002
Net sales	1,865,238	1,934,416	96	15,544
Cost of sales	1,409,617	1,467,109	96	11,747
Selling, general and administrative expenses	441,929	478,211	92	3,683
Operating income (loss)	13,692	(10,904)	-	114
Other income	25,485	10,926	233	212
(Interest and dividends)	9,220	10,926	84	77
(Other)	16,265	0	-	136
Other deductions	38,174	25,694	149	318
(Interest charges)	8,274	13,310	62	69
(Other)	29,900	12,384	241	249
Income (loss) before income taxes and minority interests	1,003	(25,672)	-	8
Income taxes	6,314	12,929	49	53
Income (loss) before minority interests	(5,311)	(38,601)	-	(44)
Minority interests	2,700	(4,641)	-	23
Net income (loss)	(8,011)	(33,960)	-	(67)

Consolidated Balance Sheets (Unaudited)

	Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
	As of June 30, 2002 (A)	As of March 31, 2002 (B)		As of June 30, 2002
Assets	9,592,626	9,915,654	97	79,939
Current assets	5,208,246	5,507,535	95	43,402
Cash and cash equivalents	799,857	1,029,374	78	6,665
Short-term investments	224,640	178,933	126	1,872
Trade receivables (Notes and Accounts)	1,872,168	2,100,005	89	15,601
Investment in leases	536,166	527,432	102	4,468
Inventories	1,293,885	1,214,399	107	10,782
Other current assets	481,530	457,392	105	4,013
Investments and advances	822,233	834,907	98	6,852
Property, plant and equipment	2,468,272	2,514,424	98	20,569
Other assets	1,093,875	1,058,788	103	9,116

Liabilities and stockholders' equity	9,592,626	9,915,654	97	79,939
Current liabilities	3,729,605	3,885,265	96	31,080
Short-term debt and current installments of long-term debt	1,251,686	1,199,921	104	10,431
Trade payables (Notes and Accounts)	1,013,134	1,083,836	93	8,443
Other current liabilities	1,464,785	1,601,508	91	12,207
Noncurrent liabilities	2,772,885	2,927,421	95	23,107
Long-term debt	1,701,043	1,798,303	95	14,175
Other liabilities	1,071,842	1,129,118	95	8,932
Minority interests	801,744	798,744	100	6,681
Stockholders' equity	2,288,392	2,304,224	99	19,070
Common stock	282,032	282,032	100	2,350
Capital surplus	526,406	527,010	100	4,387
Legal reserve and retained earnings	1,745,233	1,753,999	100	14,544
Accumulated other comprehensive income (loss)	(264,789)	(258,484)	-	(2,207)
(Foreign currency translation adjustments)	(52,346)	(38,012)	-	(436)
(Minimum pension liability adjustments)	(245,116)	(260,100)	-	(2,043)
(Net unrealized holding gain on available-for-sale securities)	32,702	39,997	82	273
(Cash flow hedges)	(29)	(369)	-	(0)
Treasury stock	(490)	(333)	-	(4)

Consolidated Statements of Cash Flows (Unaudited)

	Three months ended June 30		
	Yen (millions)		U.S. Dollars (millions)
	2002	2001	2002
Cash flows from operating activities			
Net income (loss)	(8,011)	(33,960)	(67)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation	116,250	132,113	969
Decrease in receivables and inventories	119,941	324,007	1,000
Decrease in payables	(46,217)	(229,849)	(385)
Other	(200,168)	(177,879)	(1,668)
Net cash provided by (used in) operating activities	(18,205)	14,432	(152)
Cash flows from investing activities			
(Increase) decrease in short-term investments	(45,926)	41,901	(383)
Purchase of rental assets and other properties, net	(157,163)	(209,861)	(1,310)
Proceeds from sale of (purchase of) investments and subsidiaries' common stock, net	28,744	(23,776)	240
Collection of investment in leases	47,904	91,557	399
Other	(45,352)	(21,718)	(378)
Net cash used in investing activities	(171,793)	(121,897)	(1,432)
Cash flows from financing activities			
Increase (decrease) in interest-bearing debt	(14,554)	197,713	(121)
Dividends paid to stockholders	(71)	(15,663)	(1)
Dividends paid to minority stockholders of subsidiaries	(5,536)	(6,495)	(46)
Other	828	365	7
Net cash provided by (used in) financing activities	(19,333)	175,920	(161)
Effect of exchange rate changes on cash and cash equivalents	(20,186)	123	(168)
Net increase (decrease) in cash and cash equivalents	(229,517)	68,578	(1,913)
Cash and cash equivalents at beginning of year	1,029,374	1,381,603	8,578
Cash and cash equivalents as of June 30	799,857	1,450,181	6,665

Segment Information (Unaudited)

(1) Industry Segments

		Three months ended June 30			
		Yen (millions)		(A)/(B) X100	U.S. Dollars (millions)
		2002 (A)	2001 (B)	(%)	2002
Sales	Information & Telecommunication Systems	404,394 17%	382,551 16%	106	3,370
	Electronic Devices	375,207 16%	413,424 17%	91	3,127
	Power & Industrial Systems	482,984 21%	544,267 22%	89	4,025
	Digital Media & Consumer Products	303,608 13%	291,236 12%	104	2,530
	High Functional Materials & Components	300,417 13%	320,702 13%	94	2,503
	Logistics, Services & Others	340,299 14%	347,984 14%	98	2,836
	Financial Services	143,765 6%	140,954 6%	102	1,198
	Subtotal	2,350,674 100%	2,441,118 100%	96	19,589
	Eliminations & Corporate items	(485,436)	(506,702)	-	(4,045)
	Total	1,865,238	1,934,416	96	15,544
Operating income (loss)	Information & Telecommunication Systems	(5,820) -	(12,380) -	-	(49)
	Electronic Devices	2,355 -	(18,789) -	-	20
	Power & Industrial Systems	7,411 -	18,853 -	39	62
	Digital Media & Consumer Products	6,569 -	(674) -	-	55
	High Functional Materials & Components	4,584 -	2,918 -	157	38
	Logistics, Services & Others	1,730 -	3,705 -	47	14
	Financial Services	10,062 -	8,199 -	123	84
	Subtotal	26,891 -	1,832 -	-	224
	Eliminations & Corporate items	(13,199)	(12,736)	-	(110)
	Total	13,692	(10,904)	-	114

Note: Net sales by industry segment include intersegment transactions.

(2) Sales by Market

		Three months ended June 30			
		Yen (millions)		(A)/(B) X100 (%)	U.S. Dollars (millions)
		2002 (A)	2001 (B)		2002
Japan		1,230,450 66%	1,315,333 68%	94	10,254
	Asia	238,197 13%	209,433 11%	114	1,985
	North America	217,706 12%	224,187 11%	97	1,814
	Europe	134,654 7%	133,899 7%	101	1,122
	Other Areas	44,231 2%	51,564 3%	86	369
	Outside Japan	634,788 34%	619,083 32%	103	5,290
Total		1,865,238 100%	1,934,416 100%	96	15,544

# # #

July 30,2002
Hitachi, Ltd.

Supplementary Information
for the First Quarter Ended June 30, 2002 (Consolidated basis)

1. Summary

(Billions of yen)

	Three months ended June 30		
	2001	2002	
	(A)	(B)	(B)/(A)
Average exchange rate (yen / U.S.$)	123	124	-
Capital investment (Completion basis)	239.6	175.7	73%
Leasing assets	131.4	107.7	82%
Other	108.2	67.9	63%
Depreciation	132.1	116.2	88%
Leasing assets	18.8	22.2	118%
Other	113.2	94.0	83%
R&D expenditure	98.6	90.6	92%
Percentage of net sales	5.1%	4.9%	-

	As of March 31, 2002	As of June 30, 2002
Stockholders' equity per share (yen)	690.28	685.57
Cash & cash equivalents, Short-term investments (Billions of yen)	1,208.3	1,024.4
Interest-bearing debt (Billions of yen)	2,998.2	2,952.7
Number of employees	321,517	320,619
Japan	256,823	255,567
Overseas	64,694	65,052
Number of consolidated subsidiaries	1,066	1,075
Japan	712	716
Overseas	354	359

2.Overseas sales by industry segment

(Billions of yen)

	Three months ended June 30		
	2001	2002	
	(A)	(B)	(B)/(A)
Information & Telecommunication Systems	55.9	61.2	109%
Electronic Devices	135.2	127.0	94%
Power & Industrial Systems	96.7	92.8	96%
Digital Media & Consumer Products	113.5	124.1	109%
High Functional Materials & Components	86.6	78.5	91%
Logistics, Services & Others	121.6	141.8	117%
Financial Services	9.4	9.1	97%
Eliminations & Corporate items	0	0	-
Total	619.0	634.7	103%

July 30, 2002
Hitachi, Ltd.

Supplementary Information on Information & Telecommunication Systems

1.Sales and Operating income (loss) by product sector

(billions of yen)

	Three months ended June 30		
	2001 (A)	2002 (B)	(B) / (A) X100
Sales	382.5	404.3	106%
Software & Services	187.3	191.8	102%
Hardware	195.2	212.5	109%
Operating income (loss)	(12.3)	(5.8)	-

2.Sales by product sector

(billions of yen)

	Three months ended June 30	
	2001	2002
Information & Telecommunication	382.5	404.3
Software & Services	187.3	191.8
Software		42.1
Services		149.7
Hardware	195.2	212.5
Servers		29.0
PCs		32.9
Storage		82.1
Telecommunication		18.4
Others		50.1

Note: Figures for server include supercomputers, general-purpose computers, UNIX servers and PC servers.
Figures for PCs include client PCs.
Figures for storage include disk array subsystems and HDDs.

3. SAN/NAS Storage Solutions

(billions of yen)

	Three months ended June 30		
	2001 (A)	2002 (B)	(B) / (A) X100
Sales	55.0	60.0	109%

4. Hard Disk Drives

(number of units)

	Three months ended June 30		
	2001 (A)	2002 (B)	(B) / (A) X100
Products	1,100,000	2,050,000	186%

July 30, 2002

Hitachi, Ltd.

Supplementary Information on Semiconductors & Displays

1. Semiconductors

Sales and Operating income (loss) (billions of yen)

	Three months ended June 30		
	2001 (A)	2002 (B)	(B) / (A) X 100
Sales	152.5	139.5	92%
Operating income (loss)	(15.1)	(4.6)	-

DRAM & Flash Memory production quantity (pieces/month)

	Three months ended June 30, 2002
64MDRAM	550,000
256MDRAM	2 million
256M Flash Memory	600,000

2. Displays

Sales and Operating income (loss) (billions of yen)

	Three months ended June 30		
	2001 (A)	2002 (B)	(B) / (A) X 100
Sales	48.1	57.4	119%
Operating income (loss)	(13.5)	6.7	-

LCD Sales (billions of yen)

	Three months ended June 30		
	2001 (A)	2002 (B)	(B) / (A) X 100
Large-size LCDs	23.0	36.0	157%
Small and medium-size LCDs	2.0	11.0	550%
Total	25.0	47.0	188%

-###-